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SEC Mail Processing Section
FEB 26 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27123

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2015** (MM/DD/YY) AND ENDING **DECEMBER 31, 2015** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: ~~OSHIMA & ASSOCIATES~~ Harold H. Oshima

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 MERCHANTS ROW, 5TH FLOOR
(No. and Street)

BOSTON	**MA**	**02109**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HAROLD OSHIMA **(617) 523-1527**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, HAROLD OSHIMA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or OSHIMA & ASSOCIATES, as of DECEMBER 31, 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEREMIAH P. AHERN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
February 15, 2019

Signature

CCO
Title

2/22/16

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Assets:		
Cash and cash equivalents	$	1,112
Commissions Receivable		6,252
Prepaid expenses		691
Furniture and equipment, net of accumulated depreciation of $ 7,133		286
Marketable securities available for sale		4,450
	$	12,791

LIABILITIES AND OWNER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	738
		738
Owner's equity:		
Owner's equity		12,053
		12,053
	$	12,791

The accompanying notes are an integral part of these financial statements.

OSHIMA & ASSOCIATES
(A PROPRIETORSHIP)

FINANCIAL STATEMENT

DECEMBER 31, 2015

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Members
Oshima & Associates

We have audited the accompanying statement of financial condition of Oshima & Associates as of December 31, 2015, and the related statement of operations, changes in owner's equity, and cash flows for the year then ended. These financial statements are the responsibility of Oshima & Associates' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oshima & Associates as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Oshima & Associates' financial statements. The supplemental information is the responsibility of Oshima & Associates' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 24, 2016

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Assets:		
Cash and cash equivalents	$	1,112
Commissions Receivable		6,252
Prepaid expenses		691
Furniture and equipment, net of accumulated depreciation of $ 7,133		286
Marketable securities available for sale		4,450
	$	12,791

LIABILITIES AND OWNER'S EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	738
		738
Owner's equity:		
Owner's equity		12,053
		12,053
	$	12,791

The accompanying notes are an integral part of these financial statements.

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	
Commissions and fees	$ 130,411
Gain (Loss) on Securities	(11)
Total revenues	130,400
Expenses:	
Compensation and employee benefit	46,992
Occupancy	16,000
Professional fees	6,109
Telephone and communications	4,111
Other operating expenses	13,042
Total expenses	86,254
Net income	44,146

The accompanying notes are an integral part of these financial statements.

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF CHANGES IN OWNER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Owner's Equity
Balances, January 1, 2015	$ 16,993
Net income	44,146
Distributions to owner	(49,086)
Balances, December 31, 2015	$ 12,053

The accompanying notes are an integral part of these financial statements

OSHIMA & ASSOCIATES (A PROPRIETORSHIP)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:	
Net income (loss)	$ 44,146
Adjustments to reconcile net income to net cash flows from operating activities:	
Depreciation	423
(Increase) decrease in:	
Commissions receivable	2,378
Increase (decrease) in:	
Accounts payable and accrued liabilities	(836)
Net cash provided by operating activities	46,111
Cash flows from investing activities:	
Changes in marketable securities	11
Net cash provided by investing activities	11
Cash flows from financing activities:	
Owner distributions	(49,086)
Net cash used in financing activities	(49,086)
Net decrease in cash and cash equivalents	(2,964)
Cash and cash equivalents at beginning of period	4,076
Cash and cash equivalents at end of period	$ 1,112

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Oshima & Associates (the "Company") is a proprietorship of Harold Oshima, and is registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker.

The Company's commission income is derived from purchases and sales of securities on behalf of customers, which are recorded on a settlement date basis. The Company does not engage in proprietary trading activities. Fees are also charged for tax and financial advisory services, which are recorded as earned.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2015, the Company had no uninsured cash balances.

Property and equipment

Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets. Depreciation for the year ended December 31, 2015 is $423.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a proprietorship, all income of the Company is taxed to Harold Oshima. Therefore, no provision is shown for federal or state income taxes in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the

Note 1 – Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The Company is generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2012.

Marketable Securities

Marketable securities are classified as available-for-sale and, accordingly, are reported at fair value with the unrealized gains or losses on these securities included in gain or loss on securities.

Note 2 – Furniture and Equipment

Furniture and equipment consists of:

Computer Equipment	$7,420
Total equipment at cost	7,420
Less accumulated depreciation	(7,134)
Computer Equipment, Net	$286

Depreciation Expense was $423 for the year ended 2015.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2015, the Company had excess net capital of $4,295 and a net capital ratio of 0.08 to 1.

Note 4 – Fair Value Measurements

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstance.

The fair value hierarchy is categorized into three levels based on inputs as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 – Inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly

Note 4 – Fair Value Measurements (continued)

Level 2 (continued)

observable, such as quoted prices for similar instruments in active markets, or quoted prices for identical or similar instruments in inactive markets.

Level 3 – Inputs are unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from techniques in which one or more significant value drivers are observable.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value *may* fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The following table summarizes the basis used to measure the fair value of securities on a recurring basis in the Company's statement of financial condition as of December 31, 2015:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Collateral	Balance as of December 31 2015
Securities owned, at FMV					
Money Market					
Options and Futures					
Corporate Bonds					
Equity Securities					
Mutual Funds	4,450				
	4,450	0	0	0	4,450

Note 4 – Fair Value Measurements (continued)

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Securities owned

For securities, the fair value approximates quoted prices in active markets for identical assets.

Note 5 – Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2015, there were no margin accounts guaranteed by the Company.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 6 – Commitments and Contingencies

The Company does not have any commitments or contingencies

Note 7 – Related Party Transaction

Office space has been provided under a tenancy-at-will. Rent charged for the year was $16,000 plus special assessments and utilities.

Note 8 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2016 through February 24, 2016, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

SCHEDULE I
OSHIMA & ASSOCIATES (A PROPRIETORSHIP)
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

Computation of basic net capital requirements:

Total Proprietor's equity qualified for net capital	$	12,053
Deductions:		
Non-allowable assets		
Property and equipment, net		287
Prepaid expenses		691
Total non-allowable assets		978
Net capital before haircuts and securities positions		11,075
Haircuts:		
Securities positions		1,780
Net capital		9,295
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness ($738)		49
Minimum dollar net capital for this broker-dealer ($5,000)		5,000
Net capital requirement (greater of above two requirements)		5,000
Net capital in excess of required minimum	$	4,295

There are no material differences between the preceding computation and the company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2015.

SCHEDULE II
OSHIMA & ASSOCIATES (A PROPRIETORSHIP)
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

Total aggregate indebtedness:	
Accounts payable and accrued liabilities	$ 738
Aggregate indebtedness	$ 738
Ratio of aggregate indebtedness to net capital	8%

SCHEDULE III
OSHIMA & ASSOCIATES (A PROPRIETORSHIP)
INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2015

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Management
Oshima & Associates

We have reviewed management's statements, included in the accompanying Oshima & Associates Exemption Report, in which (1) Oshima & Associates identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Oshima & Associates claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Oshima & Associates stated that Oshima & Associates met the identified exemption provisions throughout the most recent fiscal year without exception. Oshima & Associates' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oshima & Associates' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 24, 2016

Oshima & Associates

Investment Management

21 Merchants Row
Suite 5
Boston, Massachusetts
02109

Tel: 617.523.1527
Fax: 617.367.0908

Member: FINRA, SIPC

Oshima & Associates Exemption Report

Oshima & Associates (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii): and
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Oshima & Associates

I, Harold H. Oshima, affirm that, to the best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

CCO

Dated 15 February 2016

oshima@post.harvard.edu